UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form CB
TENDER OFFER/RIGHTS OFFERING
NOTIFICATION FORM
(Amendment No. 1)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐
Canon Finetech Kabushiki Kaisha

(Name of Subject Company)
Canon Finetech Inc.

(Translation of Subject Company’s Name into English (if applicable))
Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)
Canon Inc.

(Name of Person(s) Furnishing Form)
Common Stock

(Title of Class of Subject Securities)
Not applicable.

(CUSIP Number of Class of Securities (if applicable))
Yuji Inoue
Canon Finetech Inc.
Senior Managing Director
717 Yaguchi, Misato-shi,
Saitama 341-8527, Japan
+81-48-949-2111

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s)
Authorized to Receive Notices and Communications on Behalf of Subject Company)
Copies to:

Shinichiro Hanabusa General Manager Consolidated Accounting Division Canon Inc. 30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan +81-3-3758-2111	Theodore A. Paradise Davis Polk & Wardwell LLP Izumi Garden Tower 33F 6-1, Roppongi 1-Chome Minato-ku, Tokyo 106-6033, Japan +81-3-5561-4421
N/A

(Date Tender Offer/Rights Offering Commenced)

This Amendment No. 1 amends the Form CB submitted on February 9, 2009 to the Securities and Exchange Commission by Canon Inc.
PART I - INFORMATION SENT TO SECURITY HOLDERS
Item 1. Home Jurisdiction Documents
Exhibit I-1: Canon Inc.’s and Canon Finetech Inc.’s “Announcement of Share Exchange Agreement under which Canon Inc. Will Make Canon Finetech Inc. Its Wholly-Owned Subsidiary”, dated February 8, 2010.*
Exhibit I-2: Canon Finetech Inc.’s Notice of Convocation of the 60th Business Term Annual General Meeting of Shareholders dated March 9, 2010.

*	Previously submitted.
Item 2. Informational Legends
Included in Exhibits I-1 and I-2.
PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS
(1)	Exhibit II-1: Canon Finetech Inc.’s Public Notice of Share Exchange dated March 9, 2010.

Exhibit II-2: Share Exchange Agreement entered into by and between Canon Inc. and Canon Finetech Inc., dated February 8, 2010 and made available pursuant to Article 782, Paragraph 1 of the Japanese Companies Law.

Exhibit II-3: Canon Finetech Inc.’s financial statements for the fiscal year ended December 31, 2009 made available pursuant to Article 782, Paragraph 1 of the Japanese Companies Law.

Exhibit II-4: Other Documents made available by Canon Finetech Inc. relating to the matters specified in Article 782, Paragraph 1 of the Japanese Companies Law, dated March 9, 2010.

(2)	Not applicable.

(3)	Not applicable.
PART III - CONSENT TO SERVICE OF PROCESS
(1)	Written irrevocable consent and power of attorney on Form F-X filed with the Commission on February 9, 2010.

(2)	Not applicable.

PART IV - SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Toshizo Tanaka
(Signature)
Toshizo Tanaka Executive Vice President and CFO
(Name and Title)
March 10, 2010
(Date)

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